Exhibit 99.105

StarPoint Energy Trust

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, Jan. 28 /CNW/ - StarPoint Energy Trust (“StarPoint”) is pleased to announce the closing of its previously announced $60 million private Alberta natural gas company acquisition (“Privateco”). On this basis, StarPoint has acquired 100 percent of the shares of Privateco. The primary asset involves a high quality, long life, liquids rich, tight natural gas pool located in the Deep Basin of N.W. Alberta.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and many not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: Paul Colborne, President and C.E.O., StarPoint Energy Trust, Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., StarPoint Energy Trust, Telephone: (403) 268-7800, Fax: (403) 263-3388/